UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS

FOR THE MONTH OF SEPTEMBER 2014

Medellín, Colombia, October 15, 2014

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Sep/Aug		Annual
(COP Millions)	Sep-13	Aug-14	Sep-14	$	%	%
ASSETS
Cash and due from banks	5,755,911	6,300,670	5,721,495	-579,175	-9.19%	-0.60%
Overnight funds sold	3,237,594	1,882,640	1,518,346	-364,294	-19.35%	-53.10%
Total cash and equivalents	8,993,505	8,183,310	7,239,841	-943,469	-11.53%	-19.50%
Debt securities	11,113,087	7,431,856	8,678,032	1,246,176	16.77%	-21.91%
Trading	7,980,250	4,962,929	6,068,183	1,105,254	22.27%	-23.96%
Available for Sale	362,116	214,891	195,800	-19,091	-8.88%	-45.93%
Held to Maturity	2,770,721	2,254,036	2,414,049	160,013	7.10%	-12.87%
Equity securities	2,181,915	3,512,334	3,581,510	69,176	1.97%	64.15%
Trading	290,971	370,868	368,978	-1,890	-0.51%	26.81%
Available for Sale	1,890,944	3,141,466	3,212,532	71,066	2.26%	69.89%
Market value allowance	-3,153	-3,677	-3,675	2	-0.05%	16.56%
Net investment securities	13,291,849	10,940,513	12,255,867	1,315,354	12.02%	-7.79%
Commercial loans	42,770,557	45,106,500	45,026,578	-79,922	-0.18%	5.27%
Consumer loans	10,548,456	10,950,639	10,975,372	24,733	0.23%	4.05%
Small business loans	366,534	459,533	465,353	5,820	1.27%	26.96%
Mortgage loans	6,254,215	7,148,507	7,231,912	83,405	1.17%	15.63%
Finance lease	133,024	139,030	147,962	8,932	6.42%	11.23%
Allowance for loans and financial leases losses	-2,765,528	-3,049,896	-3,038,547	11,349	-0.37%	9.87%
Net total loans and financial leases	57,307,258	60,754,313	60,808,630	54,317	0.09%	6.11%
Accrued interest receivable on loans	508,761	550,389	531,586	-18,803	-3.42%	4.49%
Allowance for accrued interest losses	-47,215	-48,777	-48,587	190	-0.39%	2.91%
Net total interest accrued	461,546	501,612	482,999	-18,613	-3.71%	4.65%
Customers' acceptances and derivatives	591,151	589,908	667,192	77,284	13.10%	12.86%
Net accounts receivable	482,711	775,754	636,676	-139,078	-17.93%	31.90%
Net premises and equipment	568,476	522,500	517,420	-5,080	-0.97%	-8.98%
Foreclosed assets	59,069	38,215	42,275	4,060	10.62%	-28.43%
Prepaid expenses and deferred charges	468,762	321,455	318,588	-2,867	-0.89%	-32.04%
Goodwill	-	2,881,332	3,023,383	142,051	4.93%	100.00%
Other	1,245,632	1,488,455	1,423,597	-64,858	-4.36%	14.29%
Reappraisal of assets	3,192,672	3,427,841	3,467,673	39,832	1.16%	8.61%
Total assets	86,662,631	90,425,208	90,884,141	458,933	0.51%	4.87%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	8,424,533	9,579,759	9,329,472	-250,287	-2.61%	10.74%
Checking accounts	7,749,792	8,951,703	8,653,990	-297,713	-3.33%	11.67%
Other	674,741	628,056	675,482	47,426	7.55%	0.11%
Interest bearing	42,871,600	43,587,514	42,600,746	-986,768	-2.26%	-0.63%
Checking accounts	1,415,862	1,648,862	1,479,592	-169,270	-10.27%	4.50%
Time deposits	14,068,261	13,378,438	13,103,952	-274,486	-2.05%	-6.85%
Savings deposits	27,387,477	28,560,214	28,017,202	-543,012	-1.90%	2.30%
Total deposits	51,296,133	53,167,273	51,930,218	-1,237,055	-2.33%	1.24%
Overnight funds	2,067,506	1,591,965	2,701,711	1,109,746	69.71%	30.67%
Bank acceptances outstanding	448,778	456,683	562,551	105,869	23.18%	25.35%
Interbank borrowings	6,965,297	5,691,097	6,193,353	502,256	8.83%	-11.08%
Borrowings from domestic development banks	1,462,448	1,512,344	1,450,747	-61,597	-4.07%	-0.80%
Accounts payable	1,325,545	1,507,077	1,325,852	-181,225	-12.02%	0.02%
Accrued interest payable	374,959	309,171	286,137	-23,034	-7.45%	-23.69%
Other liabilities	524,032	730,785	517,079	-213,706	-29.24%	-1.33%
Bonds	9,484,057	9,147,882	9,474,123	326,241	3.57%	-0.10%
Accrued expenses	755,676	765,697	774,393	8,696	1.14%	2.48%
Total liabilities	74,704,432	74,879,973	75,216,163	336,190	0.45%	0.69%
SHAREHOLDER'S EQUITY
Subscribed and paid in capital	425,914	469,276	480,869	11,593	2.47%	12.90%
Retained earnings	8,226,889	11,540,990	11,613,163	72,173	0.63%	41.16%
Appropiated	7,215,594	10,493,222	10,491,126	-2,096	-0.02%	45.40%
Unappropiated	1,011,295	1,047,768	1,122,037	74,269	7.09%	10.95%
Reappraisal and others	3,288,236	3,523,513	3,563,345	39,832	1.13%	8.37%
Gross unrealized gain or loss on debt securities	17,160	11,456	10,601	-855	-7.46%	-38.22%
Total shareholder's equity	11,958,199	15,545,235	15,667,978	122,743	0.79%	31.02%
Total liabilities and shareholder's equity	86,662,631	90,425,208	90,884,141	458,933	0.51%	4.87%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(COP Millions)	Sep-13	Sep-14%		Aug-14	Sep-14%
Interest income and expenses
Interest on loans	4,151,448	4,417,230	6.40%	510,241	519,090	1.73%
Interest on investment securities	326,870	260,126	-20.42%	25,141	2,678	-89.35%
Overnight funds	13,751	23,240	69.01%	2,695	1,723	-36.07%
Leasing	74,466	72,902	-2.10%	8,149	8,342	2.37%
Total interest income	4,566,535	4,773,498	4.53%	546,226	531,833	-2.63%
Checking accounts	15,253	15,084	-1.11%	1,686	1,618	-4.03%
Time deposits	523,947	474,674	-9.40%	56,188	56,986	1.42%
Savings deposits	523,890	362,737	-30.76%	41,664	40,009	-3.97%
Total interest on deposits	1,063,090	852,495	-19.81%	99,538	98,613	-0.93%
Interbank borrowings	54,329	81,938	50.82%	8,865	9,811	10.67%
Borrowings from domestic development banks	51,373	60,815	18.38%	6,059	4,790	-20.94%
Overnight funds	31,776	51,150	60.97%	2,561	27,102	958.26%
Bonds	427,890	428,285	0.09%	46,552	48,630	4.46%
Total interest expense	1,628,458	1,474,683	-9.44%	163,575	188,946	15.51%
Net interest income	2,938,077	3,298,815	12.28%	382,651	342,887	-10.39%
Provision for loan and accrued interest losses, net	(774,377)	(731,867)	-5.49%	(89,665)	(64,571)	-27.99%
Recovery of charged-off loans	103,892	79,831	-23.16%	6,693	8,049	20.26%
Provision for foreclosed assets and other assets	(32,789)	(38,116)	16.25%	(4,106)	(3,767)	-8.26%
Recovery of provisions for foreclosed assets and other assets	12,842	19,921	55.12%	527	1,872	255.22%
Total net provisions	(690,432)	(670,231)	-2.93%	(86,551)	(58,417)	-32.51%
Net interest income after provision for loans
and accrued interest losses	2,247,645	2,628,584	16.95%	296,100	284,470	-3.93%
Commissions from banking services and other services	161,388	221,516	37.26%	26,471	29,927	13.06%
Electronic services and ATM's fees, net	54,057	63,341	17.17%	6,945	7,475	7.63%
Branch network services, net	82,858	92,841	12.05%	9,868	11,837	19.95%
Collections and payments fees, net	187,310	226,096	20.71%	24,925	26,970	8.20%
Credit card merchant fees, net	5,617	8,935	59.07%	3,471	1,736	-49.99%
Credit and debit card fees, net	342,669	386,785	12.87%	40,766	42,256	3.66%
Checking fees, net	52,089	50,404	-3.23%	4,554	5,105	12.10%
Check remittance, net	4,202	4,569	8.73%	474	474	0.00%
International operations, net	24,989	39,226	56.97%	4,100	4,806	17.22%
Total fees and other service income	915,179	1,093,713	19.51%	121,574	130,586	7.41%
Other fees and service expenses	(140,936)	(155,349)	10.23%	(19,826)	(20,096)	1.36%
Total fees and income from services, net	774,243	938,364	21.20%	101,748	110,490	8.59%
Other operating income
Net foreign exchange gains	32,841	197,943	502.73%	31,146	63,694	104.50%
Derivative Financial Instruments	19,607	(41,187)	-310.06%	(14,249)	(38,760)	172.02%
Gains(Loss) on sales of investments on equity securities	-	-	0.00%	-	-	0.00%
Securitization income	25,835	14,447	-44.08%	1,749	1,413	-19.21%
Dividend income	399,326	247,773	-37.95%	5,125	22	-99.57%
Communication, rent payments and others	7,278	8,064	10.80%	18	34	88.89%
Total other operating income	484,887	427,040	-11.93%	23,789	26,403	10.99%
Total income	3,506,775	3,993,988	13.89%	421,637	421,363	-0.06%
Operating expenses
Salaries and employee benefits	846,853	838,308	-1.01%	92,254	92,979	0.79%
Bonus plan payments	88,636	73,112	-17.51%	17,532	(11,192)	-163.84%
Compensation	20,742	32,737	57.83%	3,018	4,413	46.22%
Administrative and other expenses	1,260,658	1,208,446	-4.14%	145,262	137,795	-5.14%
Deposit security, net	84,323	83,533	-0.94%	10,616	(4,511)	-142.49%
Donation expenses	8,479	8,637	1.86%	54	7,557	13894.44%
Depreciation	50,570	43,909	-13.17%	4,681	5,658	20.87%
Total operating expenses	2,360,261	2,288,682	-3.03%	273,417	232,699	-14.89%
Net operating income	1,146,514	1,705,306	48.74%	148,220	188,664	27.29%
Goodwill amortization	-	114,699	100.00%	12,635	13,215	4.59%
Non-operating income (expense)	-	114,699	100.00%	12,635	13,215	4.59%
Other income	87,709	54,962	-37.34%	2,583	10,488	306.04%
Other expense	(76,905)	(83,688)	8.82%	(5,558)	(7,815)	40.61%
Previous periods (*)	-	(89,075)	100.00%	-	(89,075)	100.00%
Total non-operating income	10,804	(117,801)	-1190.35%	(2,975)	(86,402)	2804.27%
Income before income taxes	1,157,318	1,472,806	27.26%	132,610	89,047	-32.85%
Income tax expense	(146,023)	(350,769)	140.21%	(43,441)	(14,778)	-65.98%
Net income	1,011,295	1,122,037	10.95%	89,169	74,269	-16.71%

(*) Correction of non-material mistakes for the periods 2012 and 2013, for a total amount of COP 89,075 million, resulting from the double recording of certain securities provided as guarantee by the Bank´s proprietary trading desk. This operational risk was caused by a design flaw in a software created for the purpose of managing the Bank´s securities portfolio. The flaw was duly corrected by the Bank.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: October 15, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance